Exhibit 99.1

Management’s Discussion and Analysis of

Financial Condition and Results Of Operations

The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended December 31, 2012 filed with the with the Securities and Exchange Commission on March 22, 2013.

Our Operations

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Recent Developments

On May 17, 2013, we entered, through two separate wholly owned subsidiaries, into two shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd. for the construction of two Newcastlemax dry bulk vessels of approximately 208,500 dwt for a contract price of $48.7 million each. We expect to take delivery of the two vessels during the second quarter of 2016.

On May 20, 2013, we entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships Inc., to provide to it an unsecured loan of up to $50.0 million, the drawdown of which was completed on August 20, 2013.

On May 24, 2013, we signed, through two separate wholly-owned subsidiaries, a term loan facility for up to $30 million with The Export-Import Bank of China having a majority interest and DNB Bank ASA, as agent, to partly finance, after delivery, the acquisition cost of our two newbuilding Ice Class Panamax dry bulk carriers of approximately 76,000 dwt each.

On June 13, 2013, we took delivery of the M/V Baltimore, a 2005 built Capesize dry bulk carrier of 177,243 dwt, which we acquired for $26.8 million.

On June 18, 2013, we signed, through two separate wholly-owned subsidiaries, a term loan facility for up to $18.0 million with Deutsche Bank Aktiengesellschaft Filiale Deutschlandgeschäft, and on June 20, 2013, we completed the drawdown of $18.0 million in order to partially finance the acquisition costs of the two Kamsarmax dry bulk carriers, the M/V Myrto and the M/V Maia, which were delivered on January 25, 2013 and February 19, 2013, respectively.

On August 26, 2013, we took delivery of the M/V Artemis, a 2006 built Panamax dry bulk carrier of 76,942 dwt, which we acquired for $20.3 million.

On October 10, 2013, we took delivery of the M/V Myrsini, a 2010 built Kamsarmax dry bulk vessel of 82,117 dwt, which we acquired in a bid offer for $22.7 million.

On November 26, 2013, the charterers of the M/V Houston terminated the charter agreement for which we have commenced arbitration proceedings. This termination has resulted in the full amortization of prepaid charter revenue, amounting to $3.0 million, which would otherwise be amortized to revenue over the remaining period of the charter. We expect that this amortization of prepaid charter revenue in the fourth quarter of 2013 will reduce our reported earnings per share, basic and diluted, by $0.03 for the fiscal quarter ended December 31, 2013, based on the weighted average number of shares outstanding for the three months ended December 31, 2013.

On December 2, 2013, we took delivery of the M/V P. S. Palios, a 2013 built Capesize dry bulk vessel of 179,134 dwt, which we acquired for $52.0 million

On August 8, 2013, DSS was found guilty on felony counts and on December 5, 2013 was sentenced by the United States District Court in Norfolk, Virginia to a fine of $1.1 million, of which $850,000 has been paid and the balance is due to be paid within six months of the date of the sentence, and a period of probation of three years and six months, as a result of a conviction in which DSS was held vicariously liable for the actions of the chief engineer and second assistant engineer of the M/V Thetis, who were found guilty by the Court of violating several U.S. statutes and regulations in failing to properly handle waste oils, maintain required records and for obstruction of justice. In addition, the sentence includes a requirement to maintain an enhanced system subject to independent audit for managing waste oils on vessels managed by DSS. The Company expects that the implementation of the enhanced monitoring system will result in additional costs of $70 per day per vessel during the probation period of three years and six months.

On January 8, 2014, we entered, through a separate wholly owned subsidiary, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Shanghai Sinopacific International Trade Co., Ltd., for the construction of a Kamsarmax dry bulk vessel of approximately 82,000 dwt for a contract price of $28.8 million. We expect to take delivery of the vessel during the second quarter of 2016.

On January 9, 2014, we signed, through two separate wholly-owned subsidiaries, a term loan facility for up to $18.0 million with Commonwealth Bank of Australia to partially finance the acquisition costs of two Panamax dry bulk vessels, the M/V Melite and the M/V Artemis, which were delivered on January 28, 2010 and August 26, 2013, respectively, and we completed the drawdown of $18.0 million on January 13, 2014.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

•	TCE rates. We define Time Charter Equivalent, or TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a non-GAAP measure and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

	Nine months ended September 30,
	2013	2012
Ownership days	8,808	7,409
Available days	8,808	7,323
Operating days	8,740	7,290
Fleet utilization	99.2%	99.5%
Time charter equivalent (TCE) rate	$13,422	$22,561

The following table reflects the calculation of our TCE rates for the periods presented.

	Nine months ended September 30,
	2013	2012
(in thousands of US Dollars, except for TCE rates, which are expressed in US Dollars, and available days)
Time charter revenues	124,541	171,405
Less: Voyage expenses	(6,321)	(6,191)

Time charter equivalent revenues	118,220	165,214

Available days	8,808	7,323
Time charter equivalent (TCE) rate	13,422	22,561

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for dry bulk carriers.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Since 2009, our revenues decrease due to the decrease in the charter rates, with the exception of 2010 that Diana Containerships Inc. or Diana Containerships was consolidated to our financial statements.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels’ overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we currently pay commissions ranging from 3.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager (Diana Shipping Services S.A. or DSS) a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction. During 2010 and until January 18, 2011, Diana Containerships also paid our fleet manager a commission of 1%, which was eliminated from our consolidated financial statements as an intercompany transaction. After its partial spin-off in January 2011 and until March 1, 2013 when the management agreements between DSS and Diana Containerships were terminated, the 1% commission paid by Diana Containerships constituted revenue of DSS.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. There may also be other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages that may cause these expenses to increase.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. Our depreciation charges have increased in recent periods due to the enlargement of our fleet. Since January 1, 2013, we increased the salvage value of all of our vessels from $150 per lightweight ton to $250 per lightweight ton. This change was made because the historical scrap rates over the past ten years have increased and as such the $150 value was not considered representative. For the nine months ended September 30, 2013, this increase in salvage values has reduced depreciation by approximately $2.2 million, which partly offset the increase from the enlargement of the fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company.

Interest and Finance Costs

We incur interest expense and financing costs relating to our outstanding debt. As at September 30, 2013 and December 31, 2012, we had $452.0 million and $460.9 million of principal loan balance outstanding, respectively. Currently, our debt amounts to $451.1 million and we expect to incur additional debt to finance part of the cost of our vessels under construction. We may incur additional debt to finance future acquisitions or constructions. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

	Nine Months Ended September 30,
	2013	2012	variation	% change
	(in millions of U.S. dollars)
Time charter revenues	$124.5	$171.4	$(46.9)	-27%
Other revenues	0.4	1.8	(1.4)	-78%
Voyage expenses	6.3	6.2	0.1	2%
Vessel operating expenses	57.3	47.0	10.3	22%
Depreciation and amortization of deferred charges	47.9	45.9	2.0	4%
General and administrative expenses	16.3	18.9	(2.6)	-14%
Interest and finance costs	(6.1)	(5.6)	(0.5)	9%
Interest and other income	0.9	1.2	(0.3)	-25%
Loss from derivative instruments	(0.1)	(0.5)	0.4	-80%
Income / (loss) from investment in Diana Containerships Inc.	(4.0)	(1.8)	(2.2)	122%

Nine months ended September 30, 2013 compared to the nine months ended September 30, 2012

Time Charter Revenues. Time charter revenues decreased by $46.9 million, or 27%, to $124.5 million for the nine months ended September 30, 2013, compared to $171.4 million for the nine months ended September 30, 2012. The decrease was due to a 41% decrease of our average charter rates in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. We believe this decrease in the charter rates was a result of general industry conditions which could not support an oversupply of dry bulk vessels in the market. The decrease was partly off-set by a 19% increase of our ownership days resulting from the delivery of the Los Angeles in February 2012, the Philadelphia and Melia, both delivered in May 2012, the Amphitrite, delivered in August 2012; the Polymnia, delivered in November 2012; the Myrto, delivered in January 2013; the Maia, delivered in February 2013; the Baltimore, delivered in June 2013; and the Artemis, delivered in August 2013. In the nine months ended September 30, 2013 we had total operating days of 8,740 and fleet utilization of 99.2%, compared to 7,290 total operating days and a fleet utilization of 99.5% in the nine months ended September 30, 2012.

Other Revenues. Other revenues decreased by $1.4 million, or 78%, to $0.4 million for the nine months ended September 30, 2013, compared to $1.8 million for the nine months ended September 30, 2012 and consist of the income derived from the management and administrative agreements between DSS and Diana Containerships. The decrease in the nine months ended September 30, 2013 was due to the termination of the agreements with Diana Containerships on March 1, 2013.

Voyage Expenses. Voyage expenses increased by $0.1 million, or 2%, to $6.3 million in the nine months ended September 30, 2013 compared to $6.2 million in the nine months ended September 30, 2012. This increase in voyage expenses is primarily attributable to a loss from bunkers of $0.2 million incurred in the nine months ended September 30, 2013, compared to gain from bunkers of $1.9 million in the same period of 2012, which was the result of the different bunker prices at the delivery and redelivery of our vessels that entered into new charters during the period. The increase in voyage expenses was partly offset by the decrease of commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers as commissions are a percentage of time charter revenues and as such they follow the same trend with time charter revenues.

Vessel Operating Expenses. Vessel operating expenses increased by $10.3 million, or 22%, to $57.3 million in the nine months ended September 30, 2013 compared to $47.0 million in the nine months ended September 30, 2012. The increase in operating expenses is primarily attributable to the 19% increase in ownership days resulting from the delivery of the new vessels to our fleet in 2013 and 2012. The increase was also due to increased crew costs, insurances, taxes and other operating expenses and was partly offset by decreased stores and spares, and repairs and maintenance costs. Daily operating expenses were $6,501 in the nine months ended September 30, 2013 compared to $6,341 in the nine months ended September 30, 2012, representing a 3% increase.

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges increased by $2.0 million, or 4%, to $47.9 million for the nine months ended September 30, 2013, compared to $45.9 million for the nine months ended September 30, 2012. This increase was due to the enlargement of our fleet and was partly offset by a decrease in depreciation expense of $2.2 million, or $0.03 per share, due to the increase in the scrap value of the vessels. Additionally, the increase in depreciation and amortization was partly offset by decreased amortization of deferred drydocking costs, mainly due to the termination of the amortization period for several vessels during the nine months ended September 30, 2013 and the fact that no additional vessels were drydocked during the nine months ended September 30, 2013.

General and Administrative Expenses. General and Administrative Expenses for the nine months ended September 30, 2013 decreased by $2.6 million, or 14%, to $16.3 million compared to $18.9 million in the nine months ended September 30, 2012. The decrease is mainly attributable to reduced bonuses, compensation cost on restricted stock awards to executive management and non-executive directors, legal fees, and company promotion expenses.

Interest and Finance Costs. Interest and finance costs increased by $0.5 million, or 9%, to $6.1 million in the nine months ended September 30, 2013 compared to $5.6 million in the nine months ended September 30, 2012. The increase is primarily attributable to higher average interest rates on increased average long term debt outstanding during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Interest costs for the nine months ended September 30, 2013 amounted to $5.7 million compared to $5.1 million for the nine months ended September 30, 2012.

Interest and Other Income. Interest and other income decreased by $0.3 million, or 25%, to $0.9 million in the nine months ended September 30, 2013 compared to $1.2 million in the nine months ended September 30, 2012. The decrease is attributable to decreased levels of cash at banks during the nine months ended September 30, 2013 compared to the same period last year. Interest and other income for the nine months ended September 30, 2013 also includes $0.4 million of interest income and fees, which derived from our loan agreement with Diana Containerships, dated May 20, 2013, pursuant to which $50.0 million were drawn by Diana Containerships on August 20, 2013.

Loss from Derivative Instruments. Loss from derivative instruments decreased by $0.4 million, or 80%, to $0.1 million for the nine months ended September 30, 2013 compared to $0.5 million for the nine months ended September 30, 2012. The decrease is due to the unrealized gain of $0.4 million for the nine months ended September 30, 2013 compared to loss of $0.1 million for the nine months ended September 30, 2012. Realized loss for the nine months ended September 30, 2013 amounted to $0.5 million compared to $0.4 million for the nine months ended September 30, 2012.

Income / (loss) from Investment in Diana Containerships Inc. Loss from our investment in Diana Containerships Inc. amounted to $4.0 million in the nine months ended September 30, 2013 and was mainly due to impairment charges recorded by Diana Containerships during the period. This compared to a loss of $1.8 million in the nine months ended September 30, 2012, mainly due to the dilution of our ownership percentage in Diana Containerships from 14.5% to 10.4%, following a follow on offering of Diana Containerships which derived from the valuation of the investment under the equity method.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and repayments of bank loans. We will require capital to fund ongoing operations, the construction of our new vessels and debt service. We also incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to ship-yard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs, which we fund with cash on hand. We expect nine of our vessels to undergo a drydock survey in 2014, for an aggregate estimated cost of $3.4 million. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $269.3 million at September 30, 2013 and $405.5 million at December 31, 2012.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. We expect to fund the construction cost of vessels under construction with cash from operations, with additional debt or with equity.

Cash Flow

Cash and cash equivalents were $315.7 million as at September 30, 2013 compared to $446.6 million as at December 31, 2012. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. As at September 30, 2013 and December 31, 2012, cash and cash equivalents also include $17.0 million and $15.0 million, respectively, of minimum cash deposits required to be maintained at all times under the Company’s loan facilities and are not deemed to be sufficiently material to require segregation on the balance sheet.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $46.6 million, or 48%, to $51.0 million for the nine months ended September 30, 2013 compared to $97.6 million for the nine months ended September 30, 2012. The decrease was primarily attributable to the decrease in revenues due to the decrease in average rates during the period, despite the enlargement of the fleet, and increase in expenses due to the enlargement of the fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $172.5 million for the nine months ended September 30, 2013, which consists of $125.5 million paid for predelivery installments for the construction of our four vessels under construction, the acquisition of three vessels during the nine months ended September 30, 2013 and the delivery installment for the acquisition of the Myrto, delivered in January 2013; $50.0 million paid to Diana Containerships, pursuant to the respective loan agreement; $3.5 million of dividends received from Diana Containerships during the period; and $0.5 million relating to building improvements and purchases of furniture and equipment.

Net cash used in investing activities was $141.7 million for the nine months ended September 30, 2012, which consists of $143.5 million paid for predelivery installments for the construction of vessels, the delivery installments of the Leto, the Los Angeles and the Philladelphia, delivered in January, February and May 2012, respectively, the acquisition installments for the Leto, the Melia and the Amphitrite in May and August 2012, respectively and the acquisition of two more vessels during the period; $2.8 million of dividends received from Diana Containerships during the period; and $1.0 million relating to building improvements and purchases of furniture and equipment.

Net Cash Provided By / (Used in) Financing Activities

Net cash used in financing activities was $9.4 million for the nine months ended September 30, 2013, which consists of $18.0 million of proceeds drawn under our loan facility with Deutsche Bank AG for the vessels Maia and Myrto; $26.9 million of indebtedness that we repaid; and $0.5 million of financing costs we paid relating to our new loan agreements.

Net cash provided by financing activities was $79.9 million for the nine months ended September 30, 2012, which consists of $98.6 million of proceeds drawn under our loan facilities; $13.8 million of indebtedness that we repaid; $4.6 million that we paid to repurchase and retire our common stock pursuant to the relevant plan; and $0.3 million of financing costs we paid relating to our new loan agreements.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of September 30, 2013, as adjusted to reflect: (i) the delivery of Myrsini in October 2013; (ii) the drawdown of $18.0 million under our loan agreement with Commonwealth Bank of Australia on January 13, 2014; and (iii) the shipbuilding contract we entered into with Yangzhou Dayang Shipbuilding Co., Ltd. and Shanghai Sinopacific International Trade Co., Ltd., for the construction of a Kamsarmax dry bulk vessel of approximately 82,000 dwt for a contract price of $28.8 million.

	Payments due by period
Contractual Obligations	Total Amount	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of US dollars)
Loan Agreements (1)	$469,979	$47,237	$285,281	$68,050	$69,411
Estimated Interest Payments on Loan Agreements (1)	28,835	7,987	11,615	5,195	4,038
Construction contracts (2)	146,415	39,124	107,291	—	—
Broker services agreement (3)	1,250	1,250	—	—	—

Total	$646,479	$95,598	$404,187	$73,245	$73,449

(1)	As of September 30, 2013, we had an aggregate principal of $452.0 million of indebtedness outstanding under our loan facilities. Estimated interest payments represent projected interest payments on our long term debt, which are based on the weighted average LIBOR rate plus the margin of our loan agreements during the nine months ended September 30, 2013 as well as the margin of the loan agreement we entered into with Commonwealth Bank of Australia on January 13, 2014.

(2)	As of September 30, 2013, we had paid predelivery installments for the construction of our two Panamax dry bulk carriers of $23.2 million, which we expect to take delivery of in the first and second quarter of 2014 and one predelivery installment for the construction of each of our two Newcastlemax dry bulk carriers, for an aggregate amount of $14.6 million, which we expect to take delivery of in 2016. As of the date of this report, we have not paid any installments for the construction of our Kamsarmax dry bulk carrier.

(3)	On March 15, 2013, DSS entered into an agreement with Diana Enterprises, a related party company, for the provision of brokerage services for a monthly fee of $0.2 million effective March 1, 2013. The agreement will expire on March 31, 2014.

DIANA SHIPPING INC.

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS

September 30, 2013 (unaudited) and December 31, 2012

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	September 30, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$315,740	$446,624
Accounts receivable, trade	3,211	6,590
Due from related parties (Note 3)	79	613
Inventories	5,508	5,275
Prepaid expenses and other assets	3,142	4,834
Prepaid charter revenue (Note 7)	3,050	3,050

Total current assets	330,730	466,986

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs (Note 4)	40,904	11,502

Vessels (Note 5)	1,611,464	1,515,370
Accumulated depreciation (Note 5)	(349,962)	(304,232)

Vessels’ net book value (Note 5)	1,261,502	1,211,138

Property and equipment, net (Note 6)	22,931	22,774

Total fixed assets	1,325,337	1,245,414

OTHER NON-CURRENT ASSETS:
Due from related parties, non-current (Note 3)	50,073	—
Investment in Diana Containerships Inc. (Note 2)	18,223	24,734
Other non-current assets	734	—
Deferred charges, net	1,867	3,365
Prepaid charter revenue, non-current (Note 7)	23	2,303

Total assets	$1,726,987	$1,742,802

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$46,532	$45,032
Accounts payable, trade and other	6,859	6,993
Due to related parties (Note 3)	221	264
Accrued liabilities	4,425	5,284
Deferred revenue	2,762	2,827
Fair value of derivative instruments (Note 12)	543	994
Other current liabilities	133	83

Total current liabilities	61,475	61,477

Long-term debt, net of current portion and deferred financing costs (Note 8)	403,787	414,080
Other non-current liabilities	873	821
Commitments and contingencies (Note 9)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—

Common stock, $0.01 par value; 200,000,000 shares authorized and 82,841,370 and 82,233,424 issued and outstanding at September 30, 2013 and December 31, 2012, respectively (Note 10)	828	822
Additional paid-in capital	924,136	918,007
Other comprehensive income	96	194
Retained earnings	335,792	347,401

Total stockholders’ equity	1,260,852	1,266,424

Total liabilities and stockholders’ equity	$1,726,987	$1,742,802

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2013 and 2012

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2012
REVENUES:
Time charter revenues	$124,541	$171,405
Other revenues (Note 3)	447	1,800

EXPENSES:
Voyage expenses	6,321	6,191
Vessel operating expenses	57,262	46,977
Depreciation and amortization of deferred charges	47,865	45,908
General and administrative expenses	16,342	18,904
Foreign currency gain	(573)	(1,110)

Operating income / (loss)	$(2,229)	$56,335

OTHER INCOME / (EXPENSES):
Interest and finance costs	(6,147)	(5,564)
Interest and other income (Note 3)	870	1,186
Loss from derivative instruments (Note 12)	(92)	(516)
Loss from investment in Diana Containerships Inc. (Note 2)	(4,011)	(1,818)

Total other expenses, net	$(9,380)	$(6,712)

Net income / (loss)	$(11,609)	$49,623

Earnings / (loss) per common share, basic and diluted (Note 11)	$(0.14)	$0.61

Weighted average number of common shares, basic and diluted (Note 11)	81,276,288	81,182,564

DIANA SHIPPING INC. UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS) For the nine months ended September 30, 2013 and 2012 (Expressed in thousands of U.S. Dollars)

	2013	2012
Net income / (loss)	$(11,609)	$49,623
Other comprehensive loss (Actuarial loss)	(98)	—

Comprehensive income/(loss)	$(11,707)	$49,623

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the nine months ended September 30, 2013 and 2012

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive Income / (Loss)	Retained Earnings	Total Equity
BALANCE, December 31, 2011	82,419,417	$824	$915,404	$(112)	$292,762	$1,208,878

Net income	—	—	—	—	49,623	49,623

Issuance of restricted stock and compensation cost	667,614	7	6,410	—	—	6,417

Stock repurchased and retired	(626,734)	(6)	(4,558)	—	—	(4,564)

BALANCE, September 30, 2012	82,460,297	$825	$917,256	$(112)	$342,385	$1,260,354

BALANCE, December 31, 2012	82,233,424	$822	$918,007	$194	$347,401	$1,266,424

Net loss	—	—	—	—	(11,609)	$(11,609)

Issuance of restricted stock and compensation cost (Note 10)	607,946	6	6,129	—	—	6,135
Actuarial loss	—	—	—	(98)	—	(98)

BALANCE, September 30, 2013	82,841,370	$828	$924,136	$96	$335,792	$1,260,852

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2013 and 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012
Cash Flows from Operating Activities:
Net income / (loss)	$(11,609)	$49,623
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges	47,865	45,908
Amortization of financing costs	352	276
Amortization of free lubricants benefit	(76)	(149)
Compensation cost on restricted stock (Note 10)	6,135	6,417
Actuarial loss	(98)	—
Change in fair value of derivative instruments	(451)	120
Loss from investment in Diana Containerships Inc., net of dividends receivable (Note 2)	3,011	1,818
(Increase) / Decrease in:
Receivables	3,379	567
Due from related parties	461	(920)
Inventories	(233)	(510)
Prepaid expenses and other assets	1,692	(618)
Prepaid charter revenue	2,280	2,287
Other non-current assets	(734)
Increase / (Decrease) in:
Accounts payable	(134)	(969)
Due to related parties	(43)	99
Accrued liabilities	(859)	(294)
Deferred revenue	(65)	(4,932)
Other liabilities	178	257
Drydock costs	(46)	(1,428)

Net Cash provided by Operating Activities	51,005	97,552

Cash Flows from Investing Activities:
Payments for vessel acquisitions and construction (Notes 4 and 5)	(125,496)	(143,505)
Cash dividends from investment in Diana Containerships Inc. (Note 2)	3,500	2,833
Loan to Diana Containerships Inc. (Note 3)	(50,000)	—
Payments for property and equipment (Note 6)	(543)	(993)

Net Cash used in Investing Activities	(172,539)	(141,665)

Cash Flows from Financing Activities:
Proceeds from long-term debt (Note 8)	18,000	98,550
Payments for repurchase of common stock (Note 10)	—	(4,564)
Financing costs	(451)	(317)
Loan payments (Note 8)	(26,899)	(13,776)

Net Cash provided by / (used in) Financing Activities	(9,350)	79,893

Net increase / (decrease) in cash and cash equivalents	(130,884)	35,780

Cash and cash equivalents at beginning of the period	446,624	416,674

Cash and cash equivalents at end of the period	$315,740	$452,454

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments, net of amounts capitalized	$5,552	$4,817

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

1.	Basis of Presentation and General Information

The accompanying unaudited interim consolidated financial statements include the accounts of Diana Shipping Inc. (“Diana” or “DSI”) and its wholly-owned and beneficially-owned subsidiaries (collectively, the “Company”). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2012 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2013 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

The consolidated balance sheet as of December 31, 2012 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide mainly through the ownership of dry bulk carrier vessels. The Company also operates its own fleet through a subsidiary. As at September 30, 2013, the following subsidiaries are included in the consolidation:

a/a	Company	Vessel	Flag	Dwt	Date Built	Date Acquired	Place of Incorporation
PANAMAX VESSELS
1	Panama Compania Armadora SA	Oceanis	Bahamas	75,211	May 2001	May 2001	Panama
2	Husky Trading SA	Triton	Bahamas	75,336	Mar 2001	Mar 2001	Panama
3	Changame Compania Armadora SA	Thetis	Bahamas	73,583	Aug 2004	Nov 2005	Panama
4	Buenos Aires Compania Armadora SA	Alcyon	Bahamas	75,247	Feb 2001	Feb 2001	Panama
5	Skyvan Shipping Company SA	Nirefs	Bahamas	75,311	Jan 2001	Jan 2001	Panama
6	Cypres Enterprises Corp.	Protefs	Bahamas	73,630	Aug 2004	Aug 2004	Panama
7	Urbina Bay Trading SA	Erato	Bahamas	74,444	Aug 2004	Nov 2005	Panama
8	Chorrera Compania Armadora SA	Dione	Greek	75,172	Jan 2001	May 2003	Panama
9	Darien Compania Armadora SA	Calipso	Bahamas	73,691	Feb 2005	Feb 2005	Panama
10	Texford Maritime SA	Clio	Bahamas	73,691	May 2005	May 2005	Panama
11	Eaton Marine SA	Danae	Greek	75,106	Jan 2001	Jul 2003	Panama
12	Vesta Commercial SA	Coronis	Bahamas	74,381	Jan 2006	Jan 2006	Panama
13	Ailuk Shipping Company Inc.	Naias	Marshall Islands	73,546	Jun 2006	Aug 2006	Marshall Islands
14	Taka Shipping Company Inc.	Melite	Marshall Islands	76,436	Oct 2004	Jan 2010	Marshall Islands
15	Bikar Shipping Company Inc.	Arethusa	Greek	73,593	Jan 2007	Jul 2011	Marshall Islands
16	Mandaringina Inc.	Melia	Marshall Islands	76,225	Feb 2005	May 2012	Marshall Islands
17	Jemo Shipping Company Inc.	Leto	Bahamas	81,297	Feb 2010	Jan 2012	Marshall Islands
18	Fayo Shipping Company Inc. (Note 5)	Artemis	Marshall Islands	76,942	Sep 2006	Aug 2013	Marshall Islands

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

KAMSARMAX VESSELS
19	Tuvalu Shipping Company Inc. (Note 5)	Myrto	Marshall Islands	82,131	Jan 2013	Jan 2013	Marshall Islands
20	Jabat Shipping Company Inc. (Note 5)	Maia	Marshall Islands	82,193	Aug 2009	Feb 2013	Marshall Islands
21	Makur Shipping Company Inc. (Notes 4, 9 and 13)	Stefania Lembo (renamed Myrsini)	Marshall Islands	82,117	Mar 2010	Oct 2013	Marshall Islands
POST-PANAMAX VESSELS
22	Majuro Shipping Company Inc.	Alcmene	Marshall Islands	93,193	Jan 2010	Nov 2010	Marshall Islands
23	Guam Shipping Company Inc	Amphitrite	Marshall Islands	98,697	Aug 2012	Aug 2012	Marshall Islands
24	Palau Shipping Company Inc.	Polymnia	Marshall Islands	98,704	Nov 2012	Nov 2012	Marshall Islands
CAPESIZE VESSELS
25	Jaluit Shipping Company Inc.	Sideris GS	Marshall Islands	174,186	Nov 2006	Nov 2006	Marshall Islands
26	Bikini Shipping Company Inc.	New York	Marshall Islands	177,773	Mar 2010	Mar 2010	Marshall Islands
27	Gala Properties Inc.	Houston	Marshall Islands	177,729	Oct 2009	Oct 2009	Marshall Islands
28	Kili Shipping Company Inc.	Semirio	Marshall Islands	174,261	Jun 2007	Jun 2007	Marshall Islands
29	Knox Shipping Company Inc.	Aliki	Marshall Islands	180,235	Mar 2005	Apr 2007	Marshall Islands
30	Lib Shipping Company Inc.	Boston	Marshall Islands	177,828	Nov 2007	Nov 2007	Marshall Islands
31	Marfort Navigation Company Ltd.	Salt Lake City	Cyprus	171,810	Sep 2005	Dec 2007	Cyprus
32	Silver Chandra Shipping Company Ltd.	Norfolk	Cyprus	164,218	Aug 2002	Feb 2008	Cyprus
33	Bokak Shipping Company Inc. (Note 5)	Baltimore	Marshall Islands	177,243	Mar 2005	Jun 2013	Marshall Islands
NEWCASTLEMAX VESSELS
34	Lae Shipping Company Inc.	Los Angeles	Marshall Islands	206,104	Feb 2012	Feb 2012	Marshall Islands
35	Namu Shipping Company Inc.	Philadelphia	Marshall Islands	206,040	May 2012	May 2012	Marshall Islands
VESSELS UNDER CONSTRUCTION
36	Erikub Shipping Company Inc. (Notes 4 and 9)	H2528 (tbr Crystalia)	—	76,000	—	Expected in the first quarter of 2014	Marshall Islands

37	Wotho Shipping Company Inc. (Notes 4 and 9)	H2529 (tbr Atalandi)	—	76,000	—	Expected in the second quarter of 2014	Marshall Islands
38	Aster Shipping Company Inc. (Notes 4 and 9)	H2548	—	208,500	—	Expected in 2016	Marshall Islands
39	Aerik Shipping Company Inc. (Notes 4 and 9)	H2549	—	208,500	—	Expected in 2016	Marshall Islands
OTHER SUBSIDIARIES
40	Cerada International SA	Dormant					Panama
41	Diana Shipping Services SA	Manager					Panama
42	Bulk Carriers (USA) LLC	Company’s representative in the US					Delaware - USA

Diana Shipping Services S.A. (the “Manager” or “DSS”) provides the Company and its vessels with management services since November 12, 2004, pursuant to management agreements. Such costs are eliminated in consolidation. Since April 2010 and until February 28, 2013, DSS provided to Diana Containerships Inc. (or “Diana Containerships”) and its vessels, administrative services and since June 2010 and until February 28, 2013, technical and commercial services (Note 3).

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

During the nine months ended September 30, 2013 and 2012 charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2013	2012
A	19%	—
B	17%	19%
C	12%	—
D	11%	—
E	—	12%

2.	Investment in Diana Containerships Inc.

As at September 30, 2013 and December 31, 2012 the Company owned 9.81% and 10.4%, respectively, of the share capital of Diana Containerships Inc. On the basis of the significant influence exercised over Diana Containerships through its shareholding and its common executive Board, the Company accounts for its investment in Diana Containerships under the equity method according to ASC 323 “Investments – Equity Method and Joint Ventures”.

As at September 30, 2013 and December 31, 2012, the investment in Diana Containerships amounted to $18,223 and $24,734, respectively, and is separately reflected in Investment in Diana Containerships Inc. in the accompanying consolidated balance sheets. As at September 30, 2013, the market value of the investment was $12,634 based on Diana Containerships’ closing price on Nasdaq of $3.79.

During the nine months ended September 30, 2013 and 2012, the investment in Diana Containerships resulted in loss of $4,011 and $1,818, respectively, which is separately presented in loss from investment in Diana Containerships Inc. in the accompanying unaudited consolidated statements of operations. Also during the nine months ended September 30, 2013 and 2012, the Company received dividends from Diana Containerships amounting to $3,500 and $2,833, respectively. In addition, at September 30, 2013 and December 31, 2012, dividends declared but not received were $0 and $1,000, respectively, and are included in Prepaid expenses and other assets in the respective accompanying consolidated balance sheets.

3.	Transactions with Related Parties

(a)	Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman. Travel expenses for the nine months ended September 30, 2013 and 2012, amounted to $1,989 and $2,063, respectively, and are included in Vessels, Advances for vessels under construction and acquisitions and other vessel costs, Due from related parties, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements. At September 30, 2013, and December 31, 2012, an amount of $208 and $192, respectively, was payable to Altair and is included in Due to related parties in the accompanying consolidated balance sheets.

(b)	Diana Containerships Inc. (“Diana Containerships”): Until February 28, 2013, DSS received from Diana Containerships management fees of $15 per month for each vessel in operation and $20 per month for each laid-up vessel, 1% commissions on the gross hire and freight earned by each vessel and $10 per month for administrative fees pursuant to management and administrative services agreements between Diana Containerships, its vessel owning subsidiaries and DSS, which were terminated on March 1, 2013. For the nine months ended September 30, 2013 and 2012, revenues derived from the agreements with Diana Containerships amounted to $447 and $1,800, respectively, and they are separately presented as Other revenues in the accompanying consolidated statements of operations.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

On May 20, 2013, the Company entered into a loan agreement with Eluk Shipping Company Inc., a subsidiary of Diana Containerships, to provide to it an unsecured loan of up to $50,000 to be used for general corporate purposes and working capital, which was drawn on August 20, 2013. The loan matures on the fourth anniversary of the draw down date, or on August 20, 2017, bears interest at LIBOR plus a margin of 5% per annum and a fee equal to 1.25% per annum on the outstanding amount, receivable on the repayment date of such amount. The unsecured loan is guaranteed by Diana Containerships, and Diana Containerships and its subsidiaries may not incur additional indebtedness during the term of the loan without the prior consent of the Company.

As at September 30, 2013, there was an amount of $79 of interest and $50,073 of loan and fees due from Diana Containerships, separately presented in Due from related parties, current and non-current, respectively, in the related accompanying consolidated balance sheet. As at December 31, 2012, there was an amount of $613 due from Diana Containerships and its vessel owning subsidiaries, relating to the management agreements above, and is included in Due from related parties in the related accompanying consolidated balance sheet.

For the period from the drawdown of the loan on August 20, 2013 to September 30, 2013, income from interest and fees amounted to $375 and is included in Interest and other income in the consolidated statement of operations for the nine months ended September 30, 2013.

(c)	Diana Enterprises Inc. (“Diana Enterprises”): Diana Enterprises is a company controlled by the Company’s CEO and Chairman, and has entered into an agreement with DSS to provide brokerage services through DSS to DSI for an annual fee of $2,384 up to March 1, 2013 when the agreement was terminated and a monthly fee of $208 effective from March 1, 2013 until March 31, 2014, payable quarterly in advance. For the nine months ended September 30, 2013 and 2012, brokerage fees amounted to $1,856 and $1,788, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. At September 30, 2013, there was an amount of $13 due to Diana Enterprises included in Due to related parties, in the accompanying balance sheet, while at December 31, 2012 there was no amount due to or from Diana Enterprises. Until March 1, 2013, DSS had an agreement with Diana Enterprises to provide brokerage services to Diana Containerships, which was terminated when DSS ceased from being the management company of the Diana Containerships’ group.

4.	Advances for Vessels under Construction and Acquisitions and Other Vessel Costs

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	September 30, 2013	December 31, 2012
Pre-delivery installments	$37,810	$8,700
Advances for vessel acquisitions	2,270	2,650
Capitalized interest and finance costs	429	100
Other related costs	395	52

Total	$40,904	$11,502

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

The movement of the account, for the nine months ended September 30, 2013 and the year ended December 31, 2012 was as follows:

	September 30, 2013	December 31, 2012
Beginning balance	$11,502	$63,440
- Advances for vessels under construction and other vessel costs	29,782	68,549
- Advances for vessel acquisitions and other vessel costs	26,295	31,827
- Transferred to vessel cost (Note 6)	(26,675)	(152,314)

Ending balance	$40,904	$11,502

On March 28, 2012, Erikub and Wotho, each entered into one shipbuilding contract with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd for the construction of one ice class Panamax dry bulk carrier for each subsidiary for the contract price of $29,000 each. Hull H2528, to be named “Crystalia”, is expected to be delivered in the first quarter of 2014 and hull H2529, to be named “Atalandi”, is expected to be delivered in the second quarter of 2014. As at September 30, 2013, the remaining contractual obligations amounted to $17,400 for Erikub (hull H2528) and $17,400 for Wotho (hull H2529) (Note 9).

On May 17, 2013, Aster and Aerik, each entered into one shipbuilding contract with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd for the construction of one Newcastlemax dry bulk carrier for each subsidiary for the contract price of $48,700 each. The vessels are expected to be delivered during the second quarter of 2016. As at September 30, 2013, the remaining contractual obligations amounted to $41,395 for Aster (hull H2548) and $41,395 for Aerik (hull H2549) (Note 9).

In September 2013, Makur acquired through a bid offer, a Kamsarmax dry bulk carrier for $22,700, of which a 10% advance had been paid as at September 30, 2013. The vessel was renamed “Myrsini” and was delivered to the Company on October 10, 2013 (Note 13). As at September 30, 2013, the remaining contractual obligations of Makur amounted to $20,430 (Note 9).

5.	Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$1,515,370	$(304,232)	$1,211,138
- Transfer from advances for vessels under construction and acquisition and other vessel costs	26,675	—	26,675
- Acquisition, improvements and other vessel costs	69,419	—	69,419
- Depreciation for the period	—	(45,730)	(45,730)

Balance, September 30, 2013	$1,611,464	$(349,962)	$1,261,502

In December 2012, Tuvalu entered into a memorandum of agreement to purchase from an unaffiliated third party, a Kamsarmax dry bulk carrier, for the purchase price of $26,500. The vessel, was renamed “Myrto” and was delivered to the Company on January 25, 2013. Pre-delivery expenses amounted to $175.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

In February, April and May 2013, Jabat, Bokak and Fayo (Note 1) each, entered into a memorandum of agreement to purchase from unaffiliated third parties three vessels, one Panamax, one Kamsarmax and one Capesize vessel, for an aggregate price of $66,723. Additional capitalized costs amounted to $2,244. Also, as at September 30, 2013, the Company had incurred $452 of additional capitalized costs for improvements to the existing fleet.

Effective January 1, 2013, the Company changed its estimated scrap value of all of its vessels from $150 per lightweight ton to $250 per lightweight ton. This change was made because the historical scrap rates over the past ten years have increased and as such the $150 value was not considered representative. For the nine months ended September 30, 2013, this increase in salvage values has reduced depreciation and net loss by approximately $2,160 and loss per share by approximately $0.03.

As of September 30, 2013, part of the Company’s fleet (except of vessels Coronis, Melite, Artemis, Aliki and Baltimore), having an aggregate carrying value of $1,074,584 has been provided as collateral to secure the loan facilities discussed in Note 8.

6.	Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and Equipment	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	$24,105	$(1,331)	$22,774
- Additions in equipment and building improvements	543	—	543
- Depreciation for the period	—	(386)	(386)

Balance, September 30, 2013	$24,648	$(1,717)	$22,931

7.	Prepaid charter revenue, current and non-current

The amounts shown in the accompanying consolidated balance sheets reflect the unamortized balance of an asset recognized by the Company pursuant to the acquisition of Gala in May 2009 and the amount paid in excess of the predelivery installments for the construction of the vessel “Houston”.

The amount recognized as prepaid charter revenue is amortized in revenues over the duration of the time charter contract beginning on the delivery of the vessel to the time charterers. The amounts in the consolidated financial statements are analyzed as follows:

	Amount	Accumulated Amortization	Net
Balance, December 31, 2012	$15,000	$(9,647)	$5,353
Amortization for the period	—	(2,280)	(2,280)

Balance, September 30, 2013	$15,000	$(11,927)	$3,073

The amortization of prepaid charter revenue for the nine months ended September 30, 2013, and 2012 amounted to $2,280 and $2,287, respectively, and is included in Time charter revenues in the accompanying consolidated statements of operations.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

On November 26, 2013, the charterers terminated the time charter agreement and redelivered the vessel to the owners, who started arbitration proceedings against the charterers. As a result of the earlier termination of the charter party by the charterers, the unamortized balance of prepaid charter revenue amounting to $3,073 will be fully amortized against Time charter revenues in the period ending December 31, 2013 (Note 13).

8.	Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	September 30, 2013	December 31, 2012
Royal Bank of Scotland revolving credit facility	$255,000	$270,000
Bremer Landesbank loan facility	26,500	29,200
Deutsche Bank AG loan facility	49,225	33,400
Credit Agricole Corporate and Investment Bank	13,000	14,000
Export-Import Bank of China and DnB Bank ASA loan facility	65,428	69,054
Nordea Bank Finland Plc loan facilities	42,826	45,224

Total debt outstanding	$451,979	$460,878

Less related deferred financing costs	(1,660)	(1,766)

Total debt, net of deferred financing costs	$450,319	$459,112

Current portion of long term debt	$(46,532)	$(45,032)

Long-term debt, non-current portion	$403,787	$414,080

Royal Bank of Scotland (“RBS”) revolving credit facility: On February 18, 2005, the Company entered into a secured revolving credit facility with the Royal Bank for $230,000 which was increased to $300,000 on May 24, 2006 with an amended agreement. The Company was permitted to borrow amounts up to the facility limit, but not exceed 75% of the aggregate market value of the mortgaged vessels. The interest rate on amounts drawn is at LIBOR plus a margin ranging from 0.75% to 0.85%.

The amended facility was available in full until May 24, 2012. Since that date the available amount is reducing in semiannual amounts of $15,000 with a final reduction of $165,000 together with the last semi-annual reduction on May 24, 2016.

The credit facility is secured by a first priority or preferred ship mortgage on 18 vessels of the Company’s fleet, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the event the Company breaches certain covenants under the credit facility, including a shortfall in the hull cover ratio, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio, minimum liquidity of $400 per each vessel in the fleet mortgaged under or financed through the credit facility and other financial covenants. As at September 30, 2013 and December 31, 2012, the minimum liquidity requirement amounted to $7,600 and $6,800, respectively. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

Bremer Landesbank (“Bremer”) loan facility: On October 22, 2009, Gala entered into a loan agreement with Bremer to partly finance, or, as the case may be, refinance, the contract price of the vessel “Houston” for an amount of $40,000. The loan is repayable in 40 quarterly installments of $900 plus one balloon installment of $4,000 to be paid together with the last installment on November 12, 2019. The loan bears interest at LIBOR plus a margin of 2.15%.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

The loan is secured by a first preferred ship mortgage on the vessel “Houston”, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the loan agreement and includes restrictions as to changes in management and ownership of the vessel, additional indebtedness, substitute charters in the case the vessel’s current charter is prematurely terminated, as well as minimum requirements regarding hull cover ratio. Furthermore, the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default. Also, Gala is required for the duration of the loan to maintain in its current account with the Bank sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and sufficient funds to cover the anticipated cost of the next special survey. As at September 30, 2013 and December 31, 2012, such funds amounted to $715 and $721, respectively.

Deutsche Bank AG (“Deutsche”) loan facility: On October 8, 2009, Bikini entered into a loan agreement with Deutsche to partly finance, or, as the case may be, refinance, the contract price of the vessel “New York” (hull H1107), for an amount of $40,000, but not exceeding 80% of the fair value of the vessel. The loan is repayable in 19 quarterly installments of $600 and a final installment of $28,600 on March 10, 2015. The loan bears interest at LIBOR plus a margin of 2.40% per annum.

The loan is secured by a first preferred ship mortgage on the vessel “New York” and second preferred ship mortgage on the vessels “Myrto and “Maia”, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, as well as minimum requirements regarding hull cover ratio, minimum liquidity of $400 for the borrower, average cash balance of $10,000 for the guarantor, and financial covenants. Furthermore, the Company is not permitted to pay any dividends which would result in a breach of financial covenants or if an event of default has occurred and is continuing.

On June 18, 2013, Tuvalu and Jabat, entered into a loan agreement with Deutsche for a loan facility of $18,000 to finance part of the acquisition cost of the vessels “Maia” and “Myrto”, drawn on June 20, 2013. On the same date, Bikini entered into a supplemental agreement with Deutsche in order to amend the terms of the loan agreement dated October 9, 2009 with respect to the cross collateralization of the “New York” with “Maia” and “Myrto”. The loan has a term of five years until June 20, 2018 and is repayable in 20 consecutive equal quarterly installments of $375, commencing 3 months after the drawdown date and a balloon payment of $10,500 payable together with the final quarterly installment. The loan bears interest at LIBOR plus a margin of 3.0%. The Company paid an arrangement fee of $225 on the date of signing the facility agreement as well as an administration fee of $5 which is payable annually throughout the duration of the loan.

The loan is secured with a corporate guarantee from DSI, first preferred mortgages on the vessels “Myrto” and “Maia” cross-collateralized with a second preferred mortgage on “New York”, first assignment of earnings, first assignment of time charter contracts with duration of more than 12 months, first assignment of insurances, pledge over the shares of the borrowers and manager’s undertaking and subordination. The loan also has financial covenants and requires minimum liquidity of $500 for each borrower and $500 for each vessel owned by the guarantor and minimum requirements regarding hull cover ratio. Finally, the Borrowers are not permitted to pay any dividends that would result in breach of financial covenants or if an event of default has occurred and is continuing, unremedied and unwaived.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

Export-Import Bank of China and DnB Bank ASA (“Cex-Im and DnB”): On October 2, 2010, Lae and Namu entered into a loan agreement with the Export – Import Bank of China and DnB Bank ASA (formerly known as DnB NOR Bank ASA) to finance part of the construction cost of the “Los Angeles” and the “Philadelphia” for an amount of up to $82,600 of which $72,100 was drawn, being 70% of the vessels’ market value on delivery.

The Lae advance is repayable in 40 quarterly installments of $628 and a balloon of $12,330 payable together with the last installment on February 15, 2022 and the Namu advance is repayable in 40 quarterly installments of $581 and a balloon of $11,410 payable together with the last installment on May 18, 2022. Each Bank has the right to demand repayment of the outstanding balance of any advance 72 months after the respective advance drawdown. Such demand shall be subject to written notification to be made no earlier than 54 months and not later than 60 months after the respective drawdown date for that advance. The loan bears interest at LIBOR plus a margin of 2.50% per annum and an agency fee of $10 is paid annually until its full repayment.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, hull cover ratio, a corporate guarantee from DSI and manager’s undertakings. The loan requires minimum liquidity of $400 for each borrower, an average cash balance of $10,000 for the guarantor and financial covenants. The Company is not permitted to pay any dividends that would result in an event of default or if an event of default has occurred and is continuing.

On May 24, 2013, Erikub and Wotho entered into a loan agreement with Cex-Im and DnB to finance part of the construction cost of hull H2528 to be named “Crystalia” and hull H2529 to be named “Atalandi” for an amount of up to $15,000 for each vessel, but not to exceed 60% of the vessels’ market value. The loan is available until the earlier of the delivery date of each hull and April 30, 2014.

Each advance will be repayable in 20 quarterly installments of $250 and a balloon of $10,000 payable together with the last installment. The loan matures in five years from the drawdown date of each tranche, but not later than March 31, 2019, unless otherwise agreed. The loan will bear interest at LIBOR plus a margin of 3.0% per annum, a commitment fee of 0.2% on the total undrawn amount, a commitment fee of 0.4% on the undrawn amount to be provided by DnB, amounting to $6,000, and an annual agency fee of $10. The Company also paid arrangement fees of $177 on the date of the agreement.

The loan will be secured by a first preferred or statutory cross collateralized ship mortgages on the vessels together with collateral deeds of covenants, first priority deeds of assignment of the insurances, earnings and requisition compensation of the vessels, a guarantee and indemnity of DSI, first priority charter assignments with duration of more than 12 months, first priority deeds of charge over the earnings accounts of the borrowers, first priority pledge over the shares of the borrowers, hull cover ratio and manager’s undertaking. The loan requires minimum liquidity of $200 for each borrower, and $500 for each vessel owned by the guarantor and financial covenants. The borrowers are not permitted to pay any dividends that would result in an event of default or would occur as a result thereof.

Credit Agricole Corporate and Investment Bank (“Credit Agricole”): On September 13, 2011, Bikar entered into a loan agreement with Emporiki Bank of Greece S.A. (“Emporiki”) for a loan of up to $15,000 to refinance part of the acquisition cost of m/v “Arethusa”. On December 13, 2012, Bikar, the Company, DSS and Credit Agricole, entered into a supplemental loan agreement to set out amendments of the loan agreement to which the parties entered into in a supplemental agreement on December 11, 2012, to provide applicability of the English law and exclusive jurisdiction of English courts and to a deed of novation to transfer the outstanding loan balance, the ISDA master swap agreement and the existing security documents from Emporiki to Credit Agricole.

The loan is repayable in 20 equal semiannual installments of $500 each and a balloon payment of $5,000 to be paid together with the last installment on September 15, 2021. The loan bears interest at LIBOR plus a margin of 2.5% per annum, or 1% for such loan amount that is equivalently secured by cash pledge in favor of the bank.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

The loan, which is secured by an equivalent amount of cash collateral, is also secured with a first priority mortgage on the vessel “Arethusa”, charter assignment on long term charters, first priority general assignment of all earnings, insurances and requisition compensation on the vessel, a corporate guarantee from DSI, manager’s undertaking and a first priority pledge on the earnings account and the cash collateral account. The lender may also require additional security, if at any time the market value of the vessel and the cash standing in a pledged account with the bank becomes less than the required hull cover ratio. The loan also has other non-financial and financial covenants, minimum cash of $10,000 to be held by DSI and $500 to be held by Bikar and/or the guarantor. The Company is not permitted to pay any dividends, that would result in an event of default or if an event of default has occurred and is continuing.

Nordea Bank Finland Plc.(“Nordea”): On February 7, 2012, Jemo (the “Borrower”) entered into an agreement with Nordea Bank Finland Plc, London Branch, for a secured term loan facility in the principal amount of $16,125 to partly finance the acquisition cost of “Leto”. The loan has a term of five years and is repayable in 20 consecutive equal quarterly installments of $252 and a balloon payment of $11,085 payable together with the final quarterly installment on February 7, 2017. On June 21, 2012, the agreement between Jemo and Nordea Bank Finland Plc, was restated and amended by a supplemental agreement in order to include Mandaringina as a new borrower and increase the loan amount to up to $26,450 for the purpose of financing part of the acquisition cost of Melia. The additional advance for Mandaringina of $10,325 is repayable in 20 consecutive equal quarterly installments of $235 and a balloon of $5,625 payable together with the last installment on May 7, 2017. The loan bears interest at LIBOR plus a margin of 2.5%.

On December 20, 2012, Palau and Guam entered into a new loan agreement with Nordea for an amount of $20,000, to finance part of the acquisition cost of the vessels “Amphitrite” and “Polymnia”. The loan is repayable in 20 consecutive quarterly installments of $312 and a balloon installment of $13,760 payable together with the last installment on December 21, 2017. The loan bears interest at LIBOR plus a margin of 2.9%.

Both loans are secured with a corporate guarantee from DSI, a first priority or first preferred mortgage on the vessels, first priority assignment of earnings, first priority pledge of the earnings accounts, first priority assignment of the time charters and any subsequent long term charter contracts, first priority assignment of insurances, first priority pledge over the shares of the borrowers and manager’s letter of subordination of rights and minimum hull value. The loans also have financial covenants and require minimum liquidity of $500 per vessel owned by the guarantor. Finally, the Company is not permitted to pay any dividends, that would result in an event of default or if an event of default has occurred and is continuing.

As at September 30, 2013 and December 31, 2012, the maximum amount required by the banks as compensating cash balance amounted to $17,000 and $15,000, respectively. Total interest incurred on long-term debt for the nine months ended September 30, 2013 and 2012 amounted to $6,033 and $5,394, respectively. Of the above amounts, $295 and $284, respectively, were capitalized and included in Vessels and in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets. Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of operations. For the nine months ended September 30, 2013 and 2012 the Company incurred commitment fees on the undrawn portion of the loans amounting to $35 and $122, respectively, of which $35 and $103, respectively, are included in Vessels and in Advances for vessels under construction and acquisition and other vessel costs.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

The maturities of the Company’s debt facilities described above, as at September 30, 2013, and throughout their term are as follows:

Period	Principal Repayment
October 1, 2013 to September 30, 2014	$46,532
October 1, 2014 to September 30, 2015	73,332
October 1, 2015 to September 30, 2016	209,132
October 1, 2016 to September 30, 2017	30,111
October 1, 2017 to September 30, 2018	35,123
October 1, 2018 and thereafter	57,749

Total	$451,979

9.	Commitments and Contingencies

a)	Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

On March 20, 2013, the Company’s fleet manager, DSS, was indicted by a federal grand jury in Norfolk, Virginia for alleged violations of law concerning maintenance of books and records and the handling of waste oils on the vessel Thetis. On August 8, 2013, the Chief Engineer and the second assistant engineer of the vessel Thetis were found guilty by the Court. While the Company believes it had meritorious defences against the charges and allegations set forth in the indictment, it was found vicariously liable for the acts of its employees. The sentencing hearing was held on December 5, 2013 and resulted in a fine of $1,100, or $250 in excess of the amount accrued as at September 30, 2013 (Note 13).

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy year that should be recorded in its consolidated financial statements.

b)	The Company has entered into shipbuilding contracts for the construction of two ice class Panamax dry bulk carriers for a contract price of $29,000 each and two Newcastlemax dry bulk carriers for a contract price of $48,700 each. Additionally, the Company has agreed to acquire a Kamsarmax dry bulk carrier, for the purchase price of $22,700. As at September 30, 2013, the total obligations under these contracts amounted to $138,020 (Notes 4 and 13).

c)	As of September 30, 2013, all our vessels had fixed non-cancelable time charter contracts. The minimum contractual gross charter revenues to be generated from the existing non-cancelable time charter contracts until their expiration are as follows:

Period	Amount
Year 1	$124,053
Year 2	48,663
Year 3	10,661

Total	$183,377

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

10.	Capital Stock and Changes in Capital Accounts

(a)	Incentive plan: In March 2013, the Company’s Board of Directors approved the grant of 607,946 shares of restricted common stock to executive management and non-executive directors pursuant to the Company’s 2011 equity incentive plan. The restricted shares will vest over a period of 3 years by one-third each year, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

Restricted stock during the nine months ended September 30, 2013 and the year ended December 31, 2012 is analysed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2011	$1,384,062	$14.07
Granted	667,614	9.13
Vested	(600,051)	13.83
Forfeited or expired	—	—

Outstanding at December 31, 2012	$1,451,625	$11.90
Granted	607,946	9.06
Vested	(601,198)	11.82
Forfeited or expired	—	—

Outstanding at September 30, 2013	$1,458,373	$10.75

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. During the nine months ended September 30, 2013 and 2012, an amount of $6,135 and $6,417, respectively, was recognized in General and administrative expenses.

At September 30, 2013 and December 31, 2012, the total unrecognized cost relating to restricted share awards was $10,034 and $10,662, respectively. At September 30, 2013, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.99 years.

11.	Earnings / (Loss) per Share

All shares issued (including the restricted shares issued under the Company’s Incentive Plan) are the Company’s common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings / (loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share the weighted average number of diluted shares outstanding includes the incremental shares assumed issued determined in accordance with the treasury stock method.

For the nine months ended September 30, 2013 and on the basis that the Company incurred losses, the effect of any incremental shares would be anti-dilutive and therefore basic and diluted loss per share is the same.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

For the nine months ended September 30, 2012, there were no incremental shares assumed issued under the treasury stock method to include in the denominator of the diluted earnings per share calculation.

	September 30, 2013		September 30, 2012
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS
Net income / (loss)	$(11,609)	$(11,609)	$49,623	$49,623

Weighted average number of basic shares outstanding	81,276,288	81,276,288	81,182,564	81,182,564

Weighted average number of diluted common shares outstanding	81,276,288	81,276,288	81,182,564	81,182,564

Earnings / (loss) per share	$(0.14)	$(0.14)	$0.61	$0.61

12.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of long-term loan receivable from Diana Containerships also approximates its recorded value, due to its variable interest rate.

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In May 2009 (novated in March 2012), the Company entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement is used as an economic hedge agreement and does not meet the criteria for hedge accounting; therefore, the changes in its fair value are recognized in earnings.

As of September 30, 2013 and December 31, 2012, the fair value of the swap resulted to a liability of $543 and $994, respectively, both separately presented in the accompanying consolidated balance sheets. During the nine months ended September 30, 2013 and 2012, the Company incurred from the swap loss amounting to $92 and $516, respectively, and is separately presented as Loss from derivative instruments in the accompanying consolidated statements of operations. The fair value of the collar agreement determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820-10-35-47 Fair Value Measurements and Disclosure, Subsequent Re-measurement of FASB Accounting Standard Codification (ASC), is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

13.	Subsequent Events

(a)	New vessel acquisition: On October 7, 2013, the Company, through its new subsidiary Pulap Shipping Company Inc., entered into a memorandum of agreement to purchase from an unaffiliated third party, a Capesize dry bulk carrier for the purchase price of $52,000. The vessel was renamed “P. S. Palios”, and was delivered on December 2, 2013.

(b)	Vessel delivery: On October 10, 2013, Makur took delivery of the “Myrsini”, which was acquired for $22,700 (Notes 4 and 9).

(c)

Early charter termination: On November 26, 2013, the charterers of the “Houston” terminated the time charter agreement and redelivered the vessel to the owners, who started arbitration proceedings against the charterers

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Expressed in thousands of U.S. Dollars – except share, per share data and scrap rates, unless otherwise stated)

for breach of the charter party (Note 7). As a result of the earlier termination of the charter party by the charterers, the unamortized balance of prepaid charter revenue, amounting to $3,073, was fully amortized against Time charter revenues.

(d)	Pending Litigation: On December 5, 2013, the Company was found vicariously liable for the acts of its employees (Note 9) and it was fined with an amount of $1,100 and three and a half years of probation.

(e)	New vessel construction contract: On January 8, 2014 the Company, through its new subsidiary Houk Shipping Company Inc., signed a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Shanghai Sinopacific International Trade Co., Ltd., for the construction of a Kamsarmax dry bulk vessel for a contract price of US$28,825. The Company expects to take delivery of the vessel during the second quarter of 2016.

(f)	Loan agreement: On January 9, 2014, Taka and Fayo both entered into a loan agreement with Commonwealth Bank of Australia, London Branch, for a loan facility of up to $18,000 to finance part of the acquisition cost of the vessels “Melite” and “Artemis”. The loan which was drawn on January 13, 2014, will bear interest at LIBOR plus a margin of 2.25%. The Company paid a non-refundable arrangement fee of $135 on signing the agreement, and a 1% commitment fee on the undrawn loan from signing of the agreement until the drawdown date.